SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Novell, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670006105
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.  SOURCE OF FUNDS*

            WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.SOLE VOTING POWER

11,894,134

8.SHARED VOTING POWER

0

9.SOLE DISPOSITIVE POWER

11,894,134

10.SHARED DISPOSITIVE POWER

0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,894,134

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.  SOURCE OF FUNDS*

            WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

12,805,866

9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.  SOURCE OF FUNDS*

            OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

12,805,866

9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of February 12, 2010.

ITEM 1.Security and Issuer.

This statement relates to the common stock, $0.10 par value (the "Common Stock"), of Novell, Inc. (the "Issuer").  The Issuer's principal executive office is located at 404 Wyman Street, Suite 500, Waltham, Massachusetts 02451.

ITEM 2. Identity and Background.

(a)-(c)This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Singer is a citizen of the United States of America.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                 $55,904,382

Elliott International Working Capital   $59,796,440

ITEM 4.Purpose of Transaction.

  Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.  As party of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott beneficially owns 11,894,134 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.  The 11,894,134 shares of Common stock owned by Elliott are owned through The Liverpool Limited Partnership, a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 12,805,866 shares of Common Stock, which constitute 3.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 24,700,000 shares of Common Stock constituting 7.1% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.  No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 12, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
              Elliot Greenberg
              Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Novell, Inc. dated February 12, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: February 12, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
              Elliot Greenberg
              Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through The Liverpool Limited Partnership, its wholly-owned subsidiary) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) Per Share (excl. of Commissions)
05-Jan-2010	Common	400,000	4.366600
05-Jan-2010	Common	76,635	4.359700
05-Jan-2010	Common	5,280	4.400000
06-Jan-2010	Common	229,600	4.593700
06-Jan-2010	Common	20,000	4.539900
06-Jan-2010	Common	100,000	4.571500
07-Jan-2010	Common	200,000	4.559900
07-Jan-2010	Common	179,416	4.572200
07-Jan-2010	Common	20,000	4.577800
08-Jan-2010	Common	100,000	4.529400
08-Jan-2010	Common	60,000	4.523600
08-Jan-2010	Common	7,453	4.560000
11-Jan-2010	Common	68,400	4.610000
11-Jan-2010	Common	168,144	4.648500
11-Jan-2010	Common	80,000	4.664300
12-Jan-2010	Common	80,000	4.651600
12-Jan-2010	Common	38,680	4.650000
12-Jan-2010	Common	40,000	4.630000
12-Jan-2010	Common	130,000	4.675700
12-Jan-2010	Common	40,000	4.662700
13-Jan-2010	Common	8,682	4.640000
13-Jan-2010	Common	20,000	4.630000
13-Jan-2010	Common	17,720	4.630000
13-Jan-2010	Common	120,000	4.686800
14-Jan-2010	Common	300,000	4.733600
14-Jan-2010	Common	50,864	4.748500
15-Jan-2010	Common	200,000	4.708900
15-Jan-2010	Common	140,000	4.675700
15-Jan-2010	Common	158,268	4.698300
15-Jan-2010	Common	144,804	4.683700
19-Jan-2010	Common	100,000	4.770000
19-Jan-2010	Common	180,000	4.748700
19-Jan-2010	Common	80,000	4.745000
19-Jan-2010	Common	167,029	4.763000
19-Jan-2010	Common	287,603	4.762800
20-Jan-2010	Common	100,000	4.672300
20-Jan-2010	Common	160,000	4.706800
20-Jan-2010	Common	112,000	4.684800
20-Jan-2010	Common	127,281	4.704100
20-Jan-2010	Common	89,778	4.753100
21-Jan-2010	Common	224,640	4.787300
21-Jan-2010	Common	132,000	4.786900
21-Jan-2010	Common	50,000	4.701100
22-Jan-2010	Common	40,000	4.756700
22-Jan-2010	Common	47,909	4.733900
22-Jan-2010	Common	200,000	4.729500
22-Jan-2010	Common	100,000	4.710000
22-Jan-2010	Common	20,000	4.708000
22-Jan-2010	Common	40,000	4.735000
25-Jan-2010	Common	107,878	4.675200
25-Jan-2010	Common	20,000	4.693600
25-Jan-2010	Common	20,000	4.690000
25-Jan-2010	Common	40,000	4.664200
25-Jan-2010	Common	61,000	4.676600
25-Jan-2010	Common	20,000	4.650000
25-Jan-2010	Common	20,000	4.690000
26-Jan-2010	Common	40,000	4.670000
26-Jan-2010	Common	40,000	4.672200
26-Jan-2010	Common	68,000	4.670000
26-Jan-2010	Common	183,433	4.675200
27-Jan-2010	Common	60,000	4.642600
27-Jan-2010	Common	40,000	4.640000
27-Jan-2010	Common	31,656	4.648900
27-Jan-2010	Common	20,000	4.650000
27-Jan-2010	Common	60,000	4.630000
27-Jan-2010	Common	40,000	4.669700
27-Jan-2010	Common	2,483	4.650000
28-Jan-2010	Common	7,520	4.590000
28-Jan-2010	Common	40,000	4.582200
28-Jan-2010	Common	40,000	4.552500
28-Jan-2010	Common	40,000	4.608300
28-Jan-2010	Common	50,000	4.572000
28-Jan-2010	Common	80,000	4.579100
28-Jan-2010	Common	60,000	4.593400
28-Jan-2010	Common	20,000	4.550000
29-Jan-2010	Common	50,000	4.614900
29-Jan-2010	Common	70,000	4.521400
29-Jan-2010	Common	20,000	4.529900
29-Jan-2010	Common	52,480	4.604800
29-Jan-2010	Common	40,000	4.600000
29-Jan-2010	Common	20,000	4.551700
02-Feb-2010	Common	40,000	4.602800
02-Feb-2010	Common	32,000	4.690000
02-Feb-2010	Common	93,396	4.801300
02-Feb-2010	Common	242,280	4.772700
02-Feb-2010	Common	160,291	4.712400
03-Feb-2010	Common	40,000	4.780000
03-Feb-2010	Common	40,000	4.771000
03-Feb-2010	Common	53,280	4.777300
03-Feb-2010	Common	40,000	4.785000
03-Feb-2010	Common	140,000	4.815800
03-Feb-2010	Common	53,840	4.820000
03-Feb-2010	Common	40,804	4.804200
04-Feb-2010	Common	71,516	4.717400
04-Feb-2010	Common	90,280	4.674400
04-Feb-2010	Common	40,000	4.699900
04-Feb-2010	Common	25,200	4.710000
04-Feb-2010	Common	20,000	4.690800
04-Feb-2010	Common	40,000	4.695000
04-Feb-2010	Common	24,000	4.700000
04-Feb-2010	Common	20,000	4.719400
05-Feb-2010	Common	118,524	4.703400
05-Feb-2010	Common	65,199	4.675700
05-Feb-2010	Common	40,000	4.650000
05-Feb-2010	Common	60,000	4.679800
05-Feb-2010	Common	20,000	4.668600
08-Feb-2010	Common	53,176	4.775800
08-Feb-2010	Common	445,000	4.809200
08-Feb-2010	Common	25,000	4.673800
08-Feb-2010	Common	375,000	4.750700
08-Feb-2010	Common	5,000	4.797500
09-Feb-2010	Common	100,000	4.834200
09-Feb-2010	Common	63,200	4.841500
09-Feb-2010	Common	100,000	4.853300
09-Feb-2010	Common	100,000	4.786100
09-Feb-2010	Common	50,000	4.740000
09-Feb-2010	Common	25,000	4.816000
09-Feb-2010	Common	25,000	4.840000
09-Feb-2010	Common	25,000	4.850000
10-Feb-2010	Common	50,000	4.767200
10-Feb-2010	Common	50,000	4.755000
10-Feb-2010	Common	50,000	4.770000
10-Feb-2010	Common	75,000	4.767500
10-Feb-2010	Common	50,000	4.754400
10-Feb-2010	Common	50,000	4.780000
10-Feb-2010	Common	100,000	4.767200
10-Feb-2010	Common	100,000	4.757400
10-Feb-2010	Common	50,000	4.747100
11-Feb-2010	Common	200,000	4.767900
11-Feb-2010	Common	50,000	4.768000
11-Feb-2010	Common	100,000	4.762700
11-Feb-2010	Common	100,000	4.755000
11-Feb-2010	Common	50,000	4.758500
11-Feb-2010	Common	100,000	4.744700
11-Feb-2010	Common	75,000	4.750800
11-Feb-2010	Common	75,000	4.778500
11-Feb-2010	Common	66,512	4.771100
12-Feb-2010	Common	104,000	4.774200
12-Feb-2010	Common	100,000	4.800000
12-Feb-2010	Common	65,000	4.800000
12-Feb-2010	Common	55,000	4.812400
12-Feb-2010	Common	50,000	4.736500
12-Feb-2010	Common	50,000	4.771300
12-Feb-2010	Common	50,000	4.730000
12-Feb-2010	Common	50,000	4.775300
12-Feb-2010	Common	50,000	4.799000

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) Per Share (excl. of Commissions)
05-Jan-2010	Common	600,000	4.366600
05-Jan-2010	Common	114,952	4.359700
05-Jan-2010	Common	7,920	4.400000
06-Jan-2010	Common	344,400	4.593700
06-Jan-2010	Common	30,000	4.539900
06-Jan-2010	Common	150,000	4.571500
07-Jan-2010	Common	300,000	4.559900
07-Jan-2010	Common	269,125	4.572200
07-Jan-2010	Common	30,000	4.577800
08-Jan-2010	Common	150,000	4.529400
08-Jan-2010	Common	90,000	4.523600
08-Jan-2010	Common	11,179	4.560000
11-Jan-2010	Common	102,600	4.610000
11-Jan-2010	Common	252,217	4.648500
11-Jan-2010	Common	120,000	4.664300
12-Jan-2010	Common	120,000	4.651600
12-Jan-2010	Common	58,020	4.650000
12-Jan-2010	Common	60,000	4.630000
12-Jan-2010	Common	195,000	4.675700
12-Jan-2010	Common	60,000	4.662700
13-Jan-2010	Common	13,022	4.640000
13-Jan-2010	Common	30,000	4.630000
13-Jan-2010	Common	26,580	4.630000
13-Jan-2010	Common	180,000	4.686800
14-Jan-2010	Common	450,000	4.733600
14-Jan-2010	Common	76,295	4.748500
15-Jan-2010	Common	300,000	4.708900
15-Jan-2010	Common	210,000	4.675700
15-Jan-2010	Common	237,402	4.698300
15-Jan-2010	Common	217,206	4.683700
19-Jan-2010	Common	150,000	4.770000
19-Jan-2010	Common	270,000	4.748700
19-Jan-2010	Common	120,000	4.745000
19-Jan-2010	Common	250,543	4.763000
19-Jan-2010	Common	431,404	4.762800
20-Jan-2010	Common	150,000	4.672300
20-Jan-2010	Common	240,000	4.706800
20-Jan-2010	Common	168,000	4.684800
20-Jan-2010	Common	190,922	4.704100
20-Jan-2010	Common	134,666	4.753100
21-Jan-2010	Common	336,960	4.787300
21-Jan-2010	Common	198,000	4.786900
21-Jan-2010	Common	75,000	4.701100
22-Jan-2010	Common	60,000	4.756700
22-Jan-2010	Common	71,864	4.733900
22-Jan-2010	Common	300,000	4.729500
22-Jan-2010	Common	150,000	4.710000
22-Jan-2010	Common	30,000	4.708000
22-Jan-2010	Common	60,000	4.735000
25-Jan-2010	Common	161,818	4.675200
25-Jan-2010	Common	30,000	4.693600
25-Jan-2010	Common	30,000	4.690000
25-Jan-2010	Common	60,000	4.664200
25-Jan-2010	Common	91,500	4.676600
25-Jan-2010	Common	30,000	4.650000
25-Jan-2010	Common	30,000	4.690000
26-Jan-2010	Common	60,000	4.670000
26-Jan-2010	Common	60,000	4.672200
26-Jan-2010	Common	102,000	4.670000
26-Jan-2010	Common	275,150	4.675200
27-Jan-2010	Common	90,000	4.642600
27-Jan-2010	Common	60,000	4.640000
27-Jan-2010	Common	47,484	4.648900
27-Jan-2010	Common	30,000	4.650000
27-Jan-2010	Common	90,000	4.630000
27-Jan-2010	Common	60,000	4.669700
27-Jan-2010	Common	3,725	4.650000
28-Jan-2010	Common	11,280	4.590000
28-Jan-2010	Common	60,000	4.582200
28-Jan-2010	Common	60,000	4.552500
28-Jan-2010	Common	60,000	4.608300
28-Jan-2010	Common	75,000	4.572000
28-Jan-2010	Common	120,000	4.579100
28-Jan-2010	Common	90,000	4.593400
28-Jan-2010	Common	30,000	4.550000
29-Jan-2010	Common	75,000	4.614900
29-Jan-2010	Common	105,000	4.521400
29-Jan-2010	Common	30,000	4.529900
29-Jan-2010	Common	78,720	4.604800
29-Jan-2010	Common	60,000	4.600000
29-Jan-2010	Common	30,000	4.551700
02-Feb-2010	Common	60,000	4.602800
02-Feb-2010	Common	48,000	4.690000
02-Feb-2010	Common	140,093	4.801300
02-Feb-2010	Common	363,420	4.772700
02-Feb-2010	Common	240,437	4.712400
03-Feb-2010	Common	60,000	4.780000
03-Feb-2010	Common	60,000	4.771000
03-Feb-2010	Common	79,920	4.777300
03-Feb-2010	Common	60,000	4.785000
03-Feb-2010	Common	210,000	4.815800
03-Feb-2010	Common	80,760	4.820000
03-Feb-2010	Common	61,205	4.804200
04-Feb-2010	Common	107,274	4.717400
04-Feb-2010	Common	135,420	4.674400
04-Feb-2010	Common	60,000	4.699900
04-Feb-2010	Common	37,800	4.710000
04-Feb-2010	Common	30,000	4.690800
04-Feb-2010	Common	60,000	4.695000
04-Feb-2010	Common	36,000	4.700000
04-Feb-2010	Common	30,000	4.719400
05-Feb-2010	Common	177,785	4.703400
05-Feb-2010	Common	97,798	4.675700
05-Feb-2010	Common	60,000	4.650000
05-Feb-2010	Common	90,000	4.679800
05-Feb-2010	Common	30,000	4.668600

All of the above transactions were effected on the open market.